UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NUO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67059V209

(CUSIP Number)

David E. Jorden

c/o Nuo Therapeutics, Inc.

8285 El Rio, Suite 190

Houston, TX 77054

(346) 396-4770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 67059V209

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Jorden, David E.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States of America
	7.	Sole Voting Power
2,767,536 as of October 5, 2020 (the date of event of this Statement)* 2,809,740 as of July 5, 2022 (the date of filing of this Statement)*
Number of Shares	8.	Shared Voting Power
Beneficially
Owned by		0
Each
Reporting	9.	Sole Dispositive Power
Person
With		2,767,536 as of October 5, 2020 (the date of event of this Statement)* 2,809,740 as of July 5, 2022 (the date of filing of this Statement)*
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,767,536 as of October 5, 2020 (the date of event of this Statement)* 2,809,740 as of July 5, 2022 (the date of filing of this Statement)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
8.9% as of October 5, 2020 (the date of event of this Statement)* 6.8% as of July 5, 2022 (the date of filing of this Statement)*
14.	Type of Reporting Person (See Instructions)
IN

* Refer to Item 5 of this Statement on Schedule 13D for a description of the shares beneficially owned and corresponding percent of class, and material changes and related recent transactions during the period between the date of event and the date of filing of this Statement.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.0001 par value (the “Common Stock”), of Nuo Therapeutics, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 8285 El Rio, Suite 190, Houston TX 77054.

Item 2. Identity and Background

(a)    The filer of this Statement is David E. Jorden (the “Reporting Person”).

(b)    The business address of the Reporting Person is c/o Nuo Therapeutics, Inc., 8285 El Rio, Suite 190, Houston TX 77054.

(c)    The Reporting Person serves as the Chief Executive and Financial Officer, and as a member of the Board of Directors, of the Issuer.

(d)    During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Effective on October 5, 2020, the Issuer entered into a Recapitalization Agreement (the “Recapitalization Agreement”) with certain noteholders including the Reporting Person. Pursuant to the Recapitalization Agreement, such noteholders agreed to convert the principal balance of previously issued notes plus accrued interest into shares of Common Stock (the “Conversion Shares”) plus the purchase, for cash, of additional shares of Common Stock (the “Purchase Shares”) at $0.40 per share. Pursuant to the Recapitalization Agreement, such noteholders also were issued warrants (the “Replacement Warrants”) to purchase shares of Common Stock. Each Replacement Warrant was exercisable at any time, at an exercise price per share equal to $0.40, subject to certain adjustments and price protection provisions, and had a term of five years. Also pursuant to the Recapitalization Agreement, warrants to purchase shares of Common Stock held by the noteholders, originally issued in connection with the notes (the “Original Warrants”), were canceled. Accordingly, the Reporting Person acquired 82,545 Conversion Shares; 50,000 Purchase Shares; and a Replacement Warrant to purchase 397,635 shares of Common Stock. As consideration for such acquisition, the Reporting Person converted a note with a balance due of $33,018.08 as of September 30, 2020, paid $20,000 in cash from personal funds, and cancelled an Original Warrant to purchase 45,000 shares of Common Stock.

Further, pursuant to the Recapitalization Agreement, the Reporting Person was issued an additional 300,000 shares of Common Stock and a warrant (the “Compensatory Warrant”) to purchase 900,000 shares of Common Stock as compensation valued at $48,876 for prior services to the Issuer during the period of May 2019 through September 2020. The Compensatory Warrant had the same exercise price, term, and other substantive provisions as a Replacement Warrant.

The Recapitalization Agreement and the securities attributable to the Reporting Person were described in a Current Report on Form 8-K filed by the Issuer on October 5, 2020 and reported in a Form 5 for the fiscal year ended December 31, 2020 filed by the Reporting Person on April 26, 2022.

Effective on December 1, 2021, the Issuer entered into a Warrant Modification Agreement (the “Modification Agreement”) with the holders of Replacement Warrants and Compensatory Warrants, including those held by the Reporting Person, whereby such warrants were modified to adjust the warrant exercise price from $0.40 per share to $0.20 per share (the “Modified Warrants”) provided the respective warrants of the holders were exercised prior to January 31, 2022.

Effective on December 30, 2021, the Reporting Person exercised the Modified Warrant and acquired 1,137,635 shares of Common Stock for a purchase price of $227,527 in cash from personal funds.

The Modification Agreement and the securities attributable to the Reporting Person were described in a Current Report on Form 8-K filed by the Issuer on January 4, 2022 and reported in a Form 5 for the fiscal year ended December 31, 2021 filed by the Reporting Person on April 26, 2022.

Item 4. Purpose of the Transaction

The Reporting Person acquired the securities of the Issuer as of the date of event of this Statement for investment purposes and in connection with his service as an officer member of the Board of the Issuer. Since then, and through the date of filing of this Statement, he has acquired additional securities of the Issuer as described in Items 3 and 5, and has held his securities in the Issuer, for investment purposes and in connection with his service as an officer and member of the Board of the Issuer.

In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

Other than set forth above, the Reporting Person does not have any other present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, but reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time to review or reconsider his position, change his position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

On October 5, 2020, as described in Item 3, the Reporting Person acquired securities of the Issuer that resulted in beneficial ownership of more than five percent of the Common Stock.

In connection with the transactions described in Item 3, the aggregate number of securities of the Issuer beneficially owned by the Reporting Person to which this Statement relates as of each transaction date is provided in the tables below. The Reporting Person has had sole power to vote or to direct the vote of all securities listed below.

As of October 5, 2020, the event date and initial due date of this Statement, based upon 29,235,887 shares of Common Stock outstanding as of October 5, 2020 as set forth in Schedule 2.02(b) to the Recapitalization Agreement, the Reporting Person beneficially owned the following amount of the Common Stock:

Shares	Options	Warrants	Total	Percentage
989,691	480,210	1,297,635	2,767,536	8.9%

As of December 1, 2021, based upon 30,258,744 shares of Common Stock outstanding as of March 15, 2021 based upon information provided by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, the Reporting Person beneficially owned the following amount of the Common Stock:

Shares	Options	Warrants	Total	Percentage
989,691	480,210	1,297,635	2,767,536	8.6%

As of December 30, 2021, based upon 37,124,205 shares of Common Stock outstanding upon exercise of all Modified Warrants based upon information provided by the Issuer, the Reporting Person beneficially owned the following amount of the Common Stock:

Shares	Options	Warrants	Total	Percentage
2,127,326	480,210	-	2,607,536	6.7%

In the 60 days prior to December 30, 2021, the Reporting Person disposed of a portion of his Modified Warrant by transferring to an unaffiliated third person for no consideration the right to purchase 160,000 shares of Common Stock.

As of July 5, 2022, the filing date of this Statement, based upon 41,081,962 shares of Common Stock outstanding as of May 6, 2022 based upon information provided by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2022 and in a Form D filed by the Issuer on May 19, 2022 with regard to the issuance of 407,757 shares of Common Stock in a private placement, the Reporting Person beneficially owned the following amount of the Common Stock:

Shares	Options	Warrants	Total	Percentage
2,137,858	671,882	-	2,809,740	6.8%

Except as described above, the Reporting Person did not effect any transactions in the securities of the Issuer in the 60 days prior to each transaction date listed above and the filing date of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

July 5, 2022	By:	/s/ David E. Jorden
	Name:	David E. Jorden

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)